

May 13, 2014

<u>Via E-mail</u>
Mr. Tin Nang (Chris) Lui
Chief Financial Officer
Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

    RE: **Huixin Waste Water Solutions, Inc.**
                 Form 10-K for the Year Ended December 31, 2012
                 Filed March 29, 2013
                 File No. 0-52339

Dear Mr. Lui:

We issued comments on the above captioned filing on March 20, 2014**.** On April 21, 2014**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Anne McConnell, Staff Accountant, at (202) 551-3709 if you have any questions.

                 Sincerely,

                 /s/ John Cash

                 John Cash
                 Accounting Branch Chief